06006420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65278

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wang Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Washington Street - 10th Floor
(No. and Street)

South Norwalk (City) Connecticut (State) 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meng Yuan Wang 203-956-6885
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) (Zip Code)

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2006
WASH. DC 152

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meng Yuan Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wang Trading, LLC, as of December 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

(signature)
Signature

Managing Member
Title

(signature)
Notary Public

Date commission expires: 04/30/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WANG TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wang Trading, LLC

We have audited the accompanying statement of financial condition of Wang Trading, LLC (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Wang Trading, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
March 22, 2006

WANG TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	68,296
Receivable from brokers and dealers		634
Receivable from members		-
Securities owned, at market value		-
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $843,845		558,706
Organizational costs, net of accumulated amortization of $65,031		15,007
Other assets		50,634
TOTAL ASSETS	$	693,277

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Securities sold, not yet purchased, at market value	$	-
Accrued expenses and other liabilities		320,297
Profit sharing payable		0
Payable to clearing broker		230
TOTAL LIABILITIES		320,527
MEMBERS' CAPITAL		12,750
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	333,277

The accompanying notes are an integral part of this statement.

WANG TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Wang Trading, LLC (the "Company") was organized under the Limited Liability Company Act of the State of Delaware, on September 5, 2001 and became registered as a broker-dealer with the Securities and Exchange Commission and the Philadelphia Stock Exchange, Inc. on July 29, 2002 and began its trading operations. On October 31, 2002 the Company became registered with the Pacific Coast Exchange and the Chicago Board Options Exchange on June 1, 2005. In this capacity, it executes proprietary transactions through PAX Clearing Corp. in addition to, Schonfeld Securities, LLC ("Schonfeld"), the Company's clearing agent, who was also an affiliate of the sole Class C member. In August 2005 the Company's operating agreement was amended by which the Class C units were retired and provided the Class C Member with Class B units.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures.

The clearing and depository operations for the Company's proprietary transactions are performed by Schonfeld pursuant to a joint back office arrangement. This arrangement enables the Company to use Schonfeld's capital to meet its margin requirements. As of December 31, 2005, primarily all of the amounts due from brokers and dealers reflected in the statement of financial condition are substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on accelerated methods over the useful lives of the assets. Organization costs are amortized using the straight-line method over 60 months.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

3. COMMITMENTS

The Company rented office space under a lease agreement, which was due to expire in 2006. Due to the subsequent event described in note 8, the lease was terminated as of January 31, 2006 with no future obligation to the Company. The January rent payment was $13,978.

4. 401K PLAN

The Company has a 401K plan with a December 31 year end. The Company has elected to contribute an amount matching 4 percent of eligible employee elected contributions. The expense included in the financial statements related to this plan is $9,455 for the year ending December 31, 2005.

5. RELATED PARTY TRANSACTIONS

The Company has an IT consulting agreement with an entity controlled by the Company's A & B members. Under this agreement, the Company provides the affiliate with IT support services and is reimbursed monthly. The financial statements include $1,440,000 of reimbursements pertaining to this arrangement. In addition, the financial statements reflect a profit of $33,859 from fixed assets that were sold to the affiliated company.

6. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had a net capital deficit of $611,597, which was below the minimum requirement of $100,000 by $711,597. The Company's ratio of aggregate indebtedness to net capital was (1.11) to 1.

The firm applied for and was granted inactive broker-dealer status on December 22, 2005 by the Philadelphia Stock Exchange, Inc. As an inactive broker-dealer the firm is exempted from the net capital requirement. However, if the firm wishes to resume trading activities again in the future, it is required to seek approval from the Philadelphia Stock Exchange, Inc. and to be in compliance with the net capital requirement.

9. SUBSEQUENT EVENT

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the company as a going concern. In this regard the members have voluntarily elected to withdraw their membership with Securities and Exchange Commission, the Philadelphia Stock Exchange, Inc., the Pacific Coast Exchange, and the Chicago Board Options Exchange and to cease operations as a broker dealer.